Exhibit 99.1

NEWS RELEASE

Lorus announces report of evidence of clinical activity in clinical trial of LOR-2040 combined with capecitabine and oxaliplatin in the treatment of advanced metastatic solid tumors

TORONTO, CANADA, April 15, 2009 – Lorus Therapeutics Inc. (TSX: LOR)
(“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the publication by study investigators of the results of a clinical trial with its lead drug LOR-2040, formerly known as GTI-2040, in combination with capecitabine and oxaliplatin in patients with advanced metastatic solid tumors.

The article entitled “Phase I trial of GTI-2040, oxaliplatin, and capecitabine in the treatment of advanced metastatic solid tumors: a California Cancer Consortium Study” was published in the Cancer Chemotherapy Pharmacology 2009 March 26 Epub ahead of print and is available online through PubMed (http://www.ncbi.nlm.nih.gov/PubMed/).

The Phase I trial, described in the article, was conducted as a California Cancer Consortium study under the direction of the Principal Investigator, Dr. Stephen I. Shibata. The study was sponsored by the National Cancer Institute (NCI), Division of Cancer Treatment and Diagnosis (DCTD) under a Clinical Trials Agreement (CTA) with Lorus.

The article reported that combination therapy with LOR-2040, capecitabine and oxaliplatin was safe with evidence of clinical activity in patients with advanced incurable tumors, including lung, colorectal, and breast cancers, despite the relatively low doses used in the study.  Partial response (tumor regression) with the LOR-2040 drug combination was seen in a non-small cell lung cancer patient who had previously been treated with multiple chemotherapy regimens.  Two patients, one with breast cancer and one with lung cancer, achieved stable disease at the maximum tolerated dose of the three-drug combination, while a patient with colorectal cancer had stable disease at a higher dose level.  The study investigators concluded that combination therapy with LOR-2040, capecitabine and oxaliplatin was feasible in patients with advanced solid tumors.

"This study again identifies a potential therapeutic benefit of LOR-2040 in difficult-to-treat cancer patients with different solid tumors, including heavily pre-treated non-small cell lung cancer patients for which there remains a significant unmet medical need" said Dr. Aiping Young, Lorus’ President and CEO. "LOR-2040 when combined with chemotherapy appears to achieve this clinical activity without unacceptable toxicity in patients with failed prior therapies. This study supports our ongoing programs in a range of cancer types”.

About LOR-2040
LOR-2040 is an RNA-targeted drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. Through downregulation of R2, LOR-2040 has demonstrated strong antitumor and antimetastatic activity in a variety of tumor types in both in vitro and in vivo models and is under study in a multiple Phase I/II clinical program, including an advanced Phase II clinical trial with LOR-2040 and high dose Ara-C (HiDAC) in refractory and relapsed Acute Myeloid Leukemia (AML) under the CTA with DCTD, NCI. The R2 target has been described as a malignant determinant that is elevated in a wide range of tumor types, which can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to repay or refinance the convertible debentures by October 2009; our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com